PERTH, AUSTRALIA 26 October 2005
Title CEOs AGM speech

Good morning ladies and gentlemen, I would like to provide you with a more detailed overview of the operations at Orbital.
Obviously I have only recently been appointed to my current position and will only fully complete my assessment of the business and revised and re defined priorities within our strategy in the coming months. However, this presentation will give you an indication of the challenges and opportunitieswe have today.

I would like to start off by reviewing the three major revenue streams for your company and discussing the details of each part of the business in turn. In particular I would like to spend a little more time today to explain the background to our Synerject business and how this investment can deliver significant value to you, the shareholders.

Synerject

Synerject is a supplier and manufacturer of electronic engine management systems EMS and electronic fuel injection systems to the non automotive vehicle market. The company was initially formed in 1997 with Siemens VDO as a 50 50 joint venture to manufacture the Orbital DI fuel system for automotive and non automotive applications. In 2003 the company expanded to include all Siemens VDO engine management systems for non automotive. This includes systems for both OCP DI and electronic port fuel injection, which covers both 2 stroke and 4 stroke engines.

This joint venture company has been profitable over the past three years cumulative 14.4M dollars in EBIT and 9.0 percent ROS and cash positive for the past four years cumulative 20.4 million dollars in cash flow. The valueof Synerject as a significant asset for Orbital is frequently overlooked and I intend to spend some time during this presentation to give you a more complete view of the companys outlook and the business sector in which it competes, so that the future value of this asset can be better understood.

The non automotive market covers a diverse range of products including motorcycles, scooters, ATVs and marine outboards. It is important to note that Synerjects revenues are derived from sales in two main areas

OCP DI engine management systems including fuel systems and electronic control units which also earn a royalty for Orbital

and

Engine management systems incorporating electronic port fuel injection PI systems which are not linked to royalty payments for Orbital

You may have noticed a few of the motorcycle products in the room today which I hope will help you appreciate the diversity of this market. I would encourage you all to take the opportunity to discuss with me or my colleagues, any of these applications and understand which Synerject components are included on the product.


Firstly let me give an indication of the size of the global non automotive market. The total annual volumes for the non automotive market are in the order of 35 million vehicles today and this is growing at an annual rate of about 4 percent, taking the expected market size in terms of volume to nearly 42 million vehicles by 2010. The market volumes are dominated by motorcycles in China and India and this is where most of the volume growth will occur in the next 5 years. As you can see, this market is of considerable size and has good overall growth prospects. Today however the vast majority of this market utilizes a simple carburetor without electronic control.

One of the key drivers for the introduction of Synerjects products is the staged introduction of emissions legislation across the globe in all of the non automotive markets. As shown here the motorcycle emissions legislation in various countries will bring on significant change in the technology, in particular the need for electronic engine management systems and either DI or electronic port injection. The recreational market marine outboards and jet skis was the first to see these regulations, and this was a key driver for the introduction of OCP DI for 2 stroke applications and the introduction of electronic port injection and engine management systems for 4 stroke engines in this market. It should be noted that although the recreational market volumes are low in comparison to motorcycle, the value of the EMS portion of the business is high due to the much higher margins which can be achieved with these vehicles.

Having established the size of the overall market and the key drivers for new technology i.e. emissions reduction and improved fuel efficiency let us look at the current penetration of EMS today.

The total penetration of electronic EMS and fuel systems including DI and PI is currently quite small, at less than 10 percent of the total market, however this is predicted to grow to between 20 percent and 25 percent of the total market by 2010. This translates to a total non automotive market value in EMS and componentry in excess of AUD1.0 billion assuming 100 dollars vehicle of EMS components. Synerject are very well placed to take advantage of this market growth, by being able to offer a number of unique advantages which include

Exclusive access to Siemens VDO off the shelf high volume components for non auto applications

Exclusive rights to certain Orbital Proprietary technology for 2 stroke and 4 stroke applications

New EMS product offerings designed specifically for non automotive which offer reduced cost, higher quality and increased functionality

A company specifically sized and managed for the non auto OEM and without the overheads of an automotive Tier 1 supplier.

In the longer term, Synerject sales growth is expected to come from India and China as their emissions legislation starts to be become more stringent in 2008 to 2010. It is also clear that the India and China markets will require early support as they prepare for these dramatic changes in emissions legislation and as they look to the export markets for their products e.g. Europe. Synerject have already established a good working relationship with UCAL in India, who have been licensed as a local supplier for OCP DI, and the expansion of this relationship could deliver a very low cost and low risk way to participate in this growing market. In China, Synerject are already beginning to establish a local customer support group and are investigating setting up a manufacturing capability for their new ECU products in this region.

The strategic goal for Synerject is to grow from todays annual sales of USD43m to over USD200m by 2010. It is clear that in order to meet these goals, Synerject will need to invest in new products, launch production in Asia already started with Kymco OCP DI production launch and potentially look at strategic relationships, similar to those already established with UCAL in India, as well as acquisitions. As discussed today you can see that these steps are well underway, and we see Synerject as a valuable investment for the future.

Next I would like to talk about our powertrain engineering services.

Powertrain Engineering Services PES

At our strategy conference in February 2004 the board endorsed the concept of growing our engineering services business through the exploitation of Orbitals core engineering strengths and facility capacity. This strategy would also enable Orbital to retain a core competence that could be utilized to further enhance our research and development efforts as well as support the launch of our customers using OCP.

As explained earlier by the Chairman, the PES business has encountered some recent downturn, more specifically from the decline in activity from some of our historically core automotive clients, including those in Australia.

However, we have gained some new clients and achieved some significant milestones in delivering successful projects for customers in both Australia and Asia. It is important we continue to build our reputation, particularly in this region, for the effective delivery of professional engineering services outside our traditional proprietary OCP technology. This work has enabled us to develop new contacts and opportunities in the developing market for engineering services in both China and India. Our approach for these markets is to develop strategic relationships which enable us to build a more certain revenue stream based on long term contracts. This approach is starting to show results in India where we have already developed good working relationships with both Bajaj and UCAL. We expect these relationships will result in an increase in the level of engineering services support as customers grow their products and competence to meet the new emissions challenges for the motorcycle and automotive market in India.

The growth in the Chinese automotive industry and the thirst for know how and technical engineering services are at an all time high.
This need is further reinforced by the introduction of new emissions and fuel efficiency constraints in China which require significant upgrades to their current engine technology. We have increased our sales and marketing effort in this region and we are currently developing new strategic relationships to assist in the process of opening up this extensive market. We believe our competitive advantages of a competent and flexible skill base, IP portfolio including OCP and willingness to provide education and training have helped us develop a growing list of new opportunities. We are also learning, however, that there is a real need to be patient in turning these opportunities into real orders, as the process for contracting engineering services in China is still quite immature.

The China market remains both the largest challenge and opportunity for growth in PES. The delays in program orders have been significantly longer than anticipated and these delays, along with the downturn in the Australian automotive market, will impact our first half results significantly, with revenue likely to be lower than the corresponding half in the 2005 financial year for engineering services.

Our third revenue stream which I would like to discuss is Licensing and Royalties

Licensing and Royalties

Licence and royalty income is derived from a number of products and markets as well as a mix of customers. Let us take a look at the respective segments in turn, which will allow you to form a view of the overall prospects.

Motorcycles and Autorickshaws

The total 50cc scooter market, where OCP DI has been on the market since 1999, has declined significantly in overall volumes over the last 3 to 4 years. This is as a result of increased helmet and licensing laws in Europe which have moved the market into the larger displacement motorcycles. The penetration of OCP DI in this market has also been impacted by delays in the introduction of stringent Euro 3 emissions for scooters, as well as a move in the market towards very low cost products imported from Asia. We believe we will continue to see minimal growth in this market until around
2008, after which the expected more stringent emissions legislation will make the Orbital DI product more compelling.

The start of production by Kymco of its 100cc motor scooter in Taiwan will give a small but positive impact on royalties for the 2006 financial year. The success of this launch in Taiwan could lead to export into Europe, which will be the first DI motor scooter larger than 50cc to be introduced into the market.

If successful this could lead to increased interest from European manufacturers in a larger than 50cc OCP DI product range.

Bajaj continue to make good progress on the development of their new DI autorickshaw which is due for launch in the 2006 financial year. I have recently returned from India and I am very encouraged by the positive feedback from the customer and the potential for other OCP DI 2 stroke related products in this market. There is also potential for alternative fuel options such as LPG and CNG which could also generate future royalty streams, powertrain engineering services and Synerject sales for Orbital.

We expect Bajaj to be a key licensee, given their competence, their forecast growth in the motorcycle and autorickshaw market and their satisfaction with the performance of their current prototypes. This
DI autorickshaw product has the potential to contribute significantly to the future royalty stream for Orbital, and is essential to our plans given the softness we are experiencing in the near term European scooter market.

There also continues to be strong interest shown in assessing the capability of OCP DI 4 stroke systems for future motorcycle production applications. This interest has been confirmed in a recent technical presentation by Honda, which discusses the fuel economy and emissions benefits of an air assisted DI system for a 195cc motorcycle engine. The investigations by a number of OEMs for OCP DI 4 stroke not all in the public domain are at the production feasibility level, and along with interest from other OEMs could lead to significant revenues streams from royalties, powertrain services and Synerject sales in the future.

Outboards

Our major licensee is Mercury Marine and this sector has held up well over the last year. We are encouraged by the wider offering of the OptiMax, the OCP DI 2 stroke variant, to the market with the extended 3 cylinder range. There continues to be a struggle in the market place between the 2 stroke and 4 stroke solutions. However the 2 stroke has clear advantages in power to weight ratio
major service costs
overall price

The good news is that, through Synerject, who supply fuel systems for both the Mercury 2 stroke and 4 stroke engines, Orbital benefits from sales in both products

Automotive

Always an area of considerable interest to anyone following our company is the progress in the automotive sector. All activity to date by the automotive OEMs has been to keep themselves informed of OCP potential including features and cost. As discussed previously we believe that OCP DI can offer significant benefits in fuel economy, and this is well understood by the major OEMs through previous studies with Orbital.

As with all markets, one of the keys to adoption of a new technology is the introduction of stringent regulations or a change in the market demands. Regulations for improved fuel economy or reduced carbon dioxide emissions are still quite limited around the world, and up to now the OEMs have been able to meet market demands without the adoption of sophisticated lean operation direct injection systems. Clearly, however with the reality of diminishing global reserves of oil and with oil prices, and hence fuel prices, increasing significantly there should be increasing pressure from the market for improved fuel economy.

In some markets the response to high fuel prices has been to buy diesel engine equipped vehicles, which can have up to 25 percent better fuel economy than the equivalent gasoline engine. This market shift has seen a significant reduction in the vehicle profit margins for the OEM due to the very high cost of the diesel engine and their high cost fuel systems. This problem will become even more of an issue as the increased emissions constraints add significant costs to the diesel engine fuel system and aftertreatment system.

The above factors of high fuel price and high diesel engine costs have created a more favourable environment for the possible adoption of sophisticated DI technology such as OCP DI, which could deliver significant fuel economy improvements.
These benefits are well understood by the OEMs and offer the opportunity for further PES, royalty and product related income for Orbital. However, there remain some key challenges for OCP DI adoption in this market not the least of which is a number of established competitive technologies, including high pressure DI.

There are, however, some emerging opportunities for OCP DI in the new markets such as China where there are significant fuel economy drivers new legislation combined with a hunger for leapfrog technology to catch up with the established automotive markets.

It is important that we continue to update the technology in this area to keep this market opportunity, which leads me into a brief discussion of some of the continuing research and development activities at Orbital.

Research  and Development

Orbital has continued to invest in further research and development to extend the capability and value of the OCP technology. In fact, the R and D expenditure was increased substantially during last year which resulted in some significant developments.

Initially, let me cover some of the exciting developments in the area of alternative fuel applications. More specifically, Orbital has developed a new prototype compressed natural gas CNG DI injector which is an evolution on our current OCP DI gasoline injector. This development enables the conversion of gasoline engines to operate on CNG without loss of performance.
This injector, now in prototype form, has opened up significant interest for both automotive and non automotive applications.
We are already seeing significant engineering services activity in the application of this new injector for both of these markets in proto type applications. The first production application for this technology could likely be in India, where CNG is already mandated as the fuel in certain cities. As the oil crisis deepens and combined with legislated CNG adoption in various countries we expect to see an increased interest in the global market for this type of technology.

The development of 2 stroke OCP DI gasoline engines to be able to run on diesel or kerosene with only minor changes to the combustion system has been discussed previously, and indeed Mercury Marine are already marketing OptiMax engines with this solution. An extension of this work has now shown that the OCP DI technology also works very well for 4 stroke engines. This new development opens up a much larger market for the conversion of both 2 stroke and 4 stroke gasoline engines with OCP DI, to enable multiple fuel operation without the high cost and weight penalties of the diesel engine.

As part of our forward plans Orbital has embarked on the development of a new engine combustion program to develop an advanced combustion system utilizing some of the basic OCP DI intellectual property and know how. The new combustion concept is referred to as C3 which stands for Controlled
Combustion Cycle. This solution incorporates all of our knowledge on the future market demands from our customers for improved powertrain efficiency, and also recognises that one of the barriers for the introduction of the OCP
DI systems on the current automotive market has been the lack of a reliable lean operating exhaust after treatment system.

In order to overcome this, Orbital has initiated a 2 year program to develop a new combustion system which utilizes a combination of mechanical features variable valve train, engine downsizing and turbo charging plus advanced combustion control techniques using OCP DI to supply fuel. The intent is to develop a spectrum of evolutionary solutions which will operate on conventional aftertreatment systems and deliver fuel economy similar to or better than todays diesel engines.
This concept will further enhance Orbitals reputation as a leading edge development group for combustion and is already responsible for a number of new patents which will enhance the value of Orbitals intellectual property into the future.

Future Objectives

Our aim is to continue develop the three main revenue streams of Orbital.

The overall prospects for Synerject are positive with good long term prospects for growth in the non automotive EMS supply business. It is important that the joint venture partners
Orbital and Siemens VDO ensure that Synerject has all the resources necessary to take advantage of the significant growth prospects including organic growth and acquisitions.

We will also need to focus on our powertrain engineering services. There are certainly some opportunities and risks with this business, particularly in the emerging target markets.
We need to move toward a steady and predictable income stream. Over the next few months we will monitor progress in this area closely and continue to keep our strategy under review, particularly of the target markets and Orbitals selling strategies into them.

We expect to see an improvement in licensing and royalties for this financial year compared to last year, due mainly to growth in the marine outboard market for 2 stroke DI. It is recognized that more work needs to be done to improve the European scooter and motorcycle DI market and work has already started at Orbital and Synerject to develop a new generation of OCP DI system to reinvigorate this market segment.The successful launch of the Bajaj autorickshaw and Kymco scooter will lead to a significant new royalty stream for Orbital we must ensure that these program launches and the subsequent customer and dealer experience are fully supported in the coming year.

In summary
Our future is not without risk, but

We have some good prospects in all three parts of our business.

We have achieved some important milestones particularly through our joint venture, Synerject.

Thank you.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Dr Rod Houston
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668